[Lowenstein Sandler Letterhead]

January 12, 2017

VIA EDGAR AND OVERNIGHT COURIER

Suzanne Hayes

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:                             Celldex Therapeutics, Inc.

Registration Statement on Form S-3

Response dated January 4, 2017

File No. 333-214882

Dear Ms. Hayes:

On behalf of Celldex Therapeutics, Inc. (the “Company”), we are hereby responding to the letter, dated January 5, 2017 (the “Comment Letter”), from Suzanne Hayes, Assistant Director (the “Staff”) of the Securities and Exchange Commission (the “Commission”), regarding the Company’s Registration Statement on Form S-3, filed on December 2, 2016 (the “Registration Statement”).

For ease of reference, set forth below in bold and italics are the comments of the Staff with respect to the Registration Statement, as reflected in the Comment Letter. The Company’s response is set forth below each comment. Capitalized terms used herein have the meanings set forth in the Registration Statement unless defined herein.

The Company has authorized us to respond to the Comment Letter as follows:

Incorporation of Certain Documents by Reference, page 13

Incorporation of Certain Documents by Reference, ATM-13

1. We note your response to our prior comment two; however, despite the financial printer’s error, Item 12(a)(1) of Form S-3 requires the specific incorporation by reference of your latest annual report on Form 10-K. Please revise these sections to incorporate by reference your Form 10-K filed on February 23, 2016.

In response to the Staff’s comment, the Company will revise these sections to incorporate by reference to the Form 10-K filed on February 23, 2016.

As requested in the Comment Letter, in the event the Company requests acceleration of the effective date of the pending registration statement, it shall furnish a letter, at the time of such request and shall acknowledge that:

•                  should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions concerning the enclosed matters, please do not hesitate to call Anthony O. Pergola at 212-204-8689.

Very truly yours,

/s/ LOWENSTEIN SANDLER LLP

Cc:  Avery W. Catlin, Chief Financial Officer, Celldex Therapeutics, Inc.